N O V A   G O L D   R E S O U R C E S   I N C.

F I R S T   Q U A R T E R   R E P O R T

FEBRUARY 28, 2003

N O V A G O L D   R E S O U R C E S   I N C.

FIRST QUARTER 2003 REPORT TO THE SHAREHOLDERS

NovaGold Resources Inc. is pleased to report its financial and operating results for the three month period ended February 28, 2003 together with an update of the Company's activities.

During the reporting period NovaGold achieved several significant milestones. In February, at the Company’s Donlin Creek Project, Placer Dome elected to earn an additional 40% interest in the project from NovaGold by spending a minimum of US$30 million toward project development, completing a Feasibility Study, and making a decision to construct a mine that produces not less than 600,000 ounces of gold per year, before November 14, 2007.

Under this option Placer Dome would not earn any incremental interest in the project above their current 30% level until all of the above conditions are met. NovaGold would not be required to contribute any additional funding up to the US$30 million and at NovaGold’s election Placer Dome would help NovaGold arrange financing for NovaGold’s share of the construction costs. Under the agreement NovaGold would maintain an independent hedging policy.

Also at Donlin Creek an updated resource estimate was completed by the joint venture in April showing the deposit now contains over 25 million ounces of gold. This new resource estimate confirmed the November 2002 estimates completed by NovaGold and AMEC E&C Services Limited and significantly increased the Measured and Indicated Resources. Compared with the last estimates completed by Placer Dome in December 2000, the Measured and Indicated Resource categories (using a 1.5 gram-per-tonne (g/t) cut-off grade) have increased 62% to 11.1 million ounces of gold grading an average of 3.0 g/t gold. In addition, the Inferred Resource has increased 138% to 14.3 million ounces of gold grading 3.1 g/t.

A Pre-Feasibility Study is now in progress at Donlin Creek and is anticipated to be complete in the fourth quarter of 2003. The State of Alaska has allocated US$5 million to upgrade the Donlin access road to the Kuskokwim River beginning in 2003. The Company also continues to work closely with its partners Calista Native Corporation and the Kuskokwim Native Corporation along with the State of Alaska and US Federal Government to pursue concurrent expansion of the regional power infrastructure along with the development of the Donlin Creek Project.

At NovaGold’s 100% owned Rock Creek Project, TNR Resources has elected to terminate its option to earn a minority interest on the Rock Creek Deposit. TNR will focus its efforts at earning an interest in NovaGold’s Shotgun Deposit located in the Kuskokwim Gold Belt. NovaGold is moving the Rock Creek Project forward on a 100% basis to a production decision. Norwest Corporation and AMEC E&C Services Ltd, both engineering services companies, have been selected to complete an independent Economic Assessment Study and updated resource estimate for the Rock Creek Project by mid-Summer 2003.

Two diamond core drills were mobilized to the Rock Creek Project in early April and drilling has begun on a planned 10,000-meter drill campaign to increase the infill drilling spacing to a level sufficient for a Feasibility Study and production decision in 2004. The first phase of the program this spring will include approximately 2,000 meters of drilling, followed by the remaining 8,000 meters to be completed by Q4 2003.

In addition to the program at Rock Creek, NovaGold has initiated an independent Economic Assessment Study on the Nome Gold Project located just outside Nome, Alaska. This project looks to restart gold production from the same area that has historically produced over 4 million ounces of gold over the past 80 years. The project contains an estimated 2.2 million ounces of resource based on over 7,000 drill holes. The current studies will further refine the economic operating parameters for the deposits as well as define the scope of work for additional engineering that would be necessary for a production decision. At current gold prices management believes that the project could be rapidly moved to a production decision within 1 to 2 years.

At NovaGold’s 100% owned Shotgun Project located south of Donlin Creek, the Company has restructured its agreement with TNR Resources which will focus their efforts at targeting a potential "Donlin Creek Type Gold System". Under the new agreement TNR can earn up to a 50% interest in the Shotgun project by advancing the project to a production decision by spending US$3 million dollars on exploration by May 2006 and issuing to NovaGold up to 1 million TNR common shares. TNR can earn a further 20% interest in the project by spending an additional US$6 million toward project development and issuing to NovaGold a further C$1 million in TNR common shares. NovaGold retains a back-in option to regain a 50% interest in the project. NovaGold will also participate in an upcoming private-placement financing for TNR with the funds to be directed at the Shotgun Project.

The Company is continuing negotiations with the State of Alaska for a large land sale for the Nome Airport expansion project. The Port of Nome expansion project is also in the final planning stages. These projects are expected to have a favourable impact on the Company’s future sand-and-gravel revenues. The Company continues to pursue initiatives to expand its sand and gravel businesses to provide cash flow that can contribute to administration costs and exploration and development expenditures. These on-going initiatives should allow the Company to continue to build on its operating performance in the future.

We look forward to reporting on further positive developments on Donlin Creek, Rock Creek, Nome Gold and Shotgun during the coming months. Furthermore, the company will continue to evaluate opportunities to acquire high quality exploration targets including in-production or near-term production ounces to assure continued growth.

ON BEHALF OF THE BOARD OF DIRECTORS

[signed: Rick Van Nieuwenhuyse]

Rick Van Nieuwenhuyse

President & Chief Executive Officer

Q U A R T E R L Y    R E P O R T

N O V A G O L D   R E S O U R C E S   I N C.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended February 28, 2003

General

The following information should be read in conjunction with the Company’s February 2003 unaudited consolidated financial statements and related notes, and the Company’s November 2002 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). All amounts are expressed in Canadian dollars unless otherwise indicated.

NovaGold Resources Inc. is a natural resource Company focused on the exploration and development of gold properties in North America. The Company’s operations since 1998 have focused on exploration and development opportunities in Alaska, USA and the Yukon, Canada.

Results of Operations

NovaGold Resources Inc. is a diversified natural resource company focused on the exploration and development of gold and construction aggregates in North America. The Company’s operations during the past few years have focused on exploration opportunities in Alaska and the Yukon.

For the three months ended February 28, 2003 the Company reported a net loss of $1.4 million (or $0.03 per share) compared with net income of $0.1 million (or $0.01 per share) for the same period in the previous year.

Revenue from the Company’s sand-and-gravel operations, gold royalties and land sales from Nome, Alaska, and other revenue was $0.2 million for the three months ended February 28, 2003 compared with $1.0 million in the same period in the previous year. The revenue in 2002 included $0.5 million of other revenue from services outside of the Company’s Nome operations and no equivalent revenue amount arose in 2003.

Expenses were $1.6 million in the three months ended February 28, 2003 compared with $0.8 million in the three months ended February 28, 2002. The main factors that increased expenses were the $0.5 million foreign exchange loss that arose due to the 5.5% strengthening in the Canadian dollar in the three months ended February 28, 2003; also wages and benefits increased by $0.5 million because of increased staffing, and the reallocation of certain staff, previously allocated to mineral properties, as a result of the changing status of the Donlin Creek gold project. These increases were partly offset by a $0.2 million reduction in corporate development and communications costs.

Liquidity and Capital Resources

On February 10, 2003 Placer Dome US Inc. (Placer Dome) elected to earn an additional 40% interest, for a total of 70%, in the Donlin Creek gold project from the Company by spending a minimum of US$30 million toward project development, completing a project Feasibility Study, and making a decision to construct a mine on the project to produce not less than 600,000 ounces of gold per year, all by November 13, 2007. As a result of this exercise Placer Dome has taken over as operator of the project and thus the Company does not anticipate any significant net expenditures on Donlin Creek in 2003. Placer Dome is required to reimburse NovaGold for its expenditures incurred on the project subsequent to November 13, 2002 and prior to Placer Dome completing the transition to operator.

During the three months ended February 28, 2003 the Company expended $5.3 million on operating activities, the main element of which was the paying of $3.6 million in accounts payable accrued from November 30, 2002, which mainly related to drilling activity on the Donlin Creek gold project. During the period December 1, 2002 through February 11, 2003 the Company continued to manage the activities on the Donlin Creek project but these costs are recoverable from Placer Dome. Also during the three months ended February 28, 2003 the Company received $0.3 million from the exercise of stock options and expended $0.3 million on its mineral properties and property plant and equipment, net of the recoverable amounts from Placer Dome. The Company’s cash and cash equivalents were $15.1 million at February 28, 2003.

Outlook

From July 2001 through November 2002 the Company’s main exploration project was the Donlin Creek gold project and in that period the Company expended over $15 million (over US$10 million) on the project. Since Placer Dome has exercised its back-in right Placer Dome is expected to fund all anticipated expenditures in 2003. Placer Dome has informed the Company that it intends to complete a Preliminary Feasibility Study on the Donlin Creek project by the fourth quarter of 2003.

Q U A R T E R L Y    R E P O R T

N O V A G O L D   R E S O U R C E S   I N C.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended February 28, 2003

As a result of Placer Dome taking over funding the Donlin Creek gold project the Company is reviewing the possible development plans for gold mining operations at both the Company’s Rock Creek and Nome Gold projects located close to Nome, Alaska. The Company expects to complete a Scoping Study on the Rock Creek project in 2003 with the intention, before the end of 2003, of either completing a Pre-Feasibility Study or going directly to commencing a Feasibility Study on the project. In addition the Company is reviewing the possible development plans for Nome Gold likely commencing with a Scoping Study. The anticipated costs for both these projects for 2003, currently expected not to exceed US$5 million in total, are expected to be covered by available cash with no requirement to look for alternative financing. The Company is planning in 2003 to transfer all its early stage Yukon properties to a new company that will be partly owned by the Company. The Company also plans to look for other exploration or development opportunities in North America and attractive opportunities in other parts of the world.

The Company is a mineral exploration and development company and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The Company’s financial success is subject to, among other things, fluctuations in metal prices and foreign exchange rates, satisfactory compliance with environmental regulations, security of title, the adequacy of reclamation provisions, and the Company’s ability to obtain financing to continue and complete the development of those properties it has classified as assets. The Company does not use financial instruments as a tool for risk management nor does it have any gold or currency hedges. There are no significant assumptions related to the fair value of financial instruments within the Company.

Significant Accounting Policies

Mineral properties and related deferred costs

Consistent with other Canadian junior mining companies, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the units-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the recoverable amounts of land and gravel resource, mineral properties and the provision for reclamation costs. Actual results could differ from those reported.

Reclamation costs

In recent years, the Company’s activities have primarily focused on exploration directed toward the discovery of mineral resources and the evaluation phase relating to assessing the technical feasibility and commercial viability of discovered mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

Stock options

The Company has a stock option plan which is described in note 3(b) to the Company’s February 2003 financial statements. No compensation expense is recognized when stock options are issued as the exercise price equals the market price of the common stock at the time of grant. Consideration paid on the exercise of stock options or purchase of shares is credited to share capital.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" but occur elsewhere in this Management Discussion and Analysis as well. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Q U A R T E R L Y    R E P O R T

N O V A G O L D   R E S O U R C E S   I N C.

CONSOLIDATED BALANCE SHEETS - UNAUDITED

	in thousands of Canadian dollars

	February 28,	November 30,
	2003	2002
	$	$

Assets
Current assets
Cash and cash equivalents	15,108	20,387
Amounts receivable	2,412	2,021
Amounts receivable from related party	128	128
Inventory	92	92
Deposits and prepaid amounts	250	264
	17,990	22,892

Officer loan receivable	227	227
Property, plant and equipment	1,892	1,889
Mineral properties and related deferred costs (note 2)	27,663	27,403
Investments	207	207
Reclamation deposit	105	105
	48,084	52,723

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,513	6,106
Loan payable	200	200
	2,713	6,306

Provision for reclamation costs	1,496	1,496
	4,209	7,802

Shareholders’ Equity
Capital stock (note 3)	111,718	111,404
Contributed surplus	820	820

Deficit	(68,663)	(67,303)
	43,875	44,921
	48,084	52,723

Approved by the Board of Directors

[signed: Rick Van Nieuwenhuyse]	Director	[signed: Gerald McConnell]	Director

Q U A R T E R L Y    R E P O R T

N O V A G O L D   R E S O U R C E S   I N C.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT - UNAUDITED

	in thousands of Canadian dollars
	THREE MONTHS ENDED
	FEBRUARY28
	2003	2002
	$	$

Revenue
Land, gravel, gold and other revenue	197	985
Interest income	80	1
	277	986

Cost of sales	51	19
	226	967

Expenses
Corporate development and communication	193	381
Foreign exchange loss	467	35
General and administrative	210	196
Professional fees	137	122
Wages and benefits	579	84
	1,586	818

(Loss) Income for the period	(1,360)	149
Deficit - Beginning of period	(67,303)	(63,847)
Deficit - End of period	(68,663)	(63,698)

Income (loss) per share
Basic and diluted	(0.03)	0.01
Weighted average number of shares	42,543,926	30,432,582

Q U A R T E R L Y    R E P O R T

N O V A G O L D   R E S O U R C E S   I N C.

CONSOLIDATED STATEMENT OF CASH FLOW - UNAUDITED

	in thousands of Canadian dollars
	THREE MONTHS ENDED
	FEBRUARY 28
	2003	2002
	$	$

Cash provided by (used by)
Net (loss) earnings for the period	(1,360)	149
Items not affecting cash
Foreign exchange loss	-	35
Amortization	39	19
Issue of shares for settlement of commitments	-	74
Accretion of interest on convertible instruments	-	45
	(1,321)	322

Net change in non-cash working capital
(Increase) decrease in amounts receivable, deposits and prepaid amounts	(377)	45
Decrease in accounts payable and accrued liabilities	(3,593)	(485)
	(5,291)	(118)

Financing activities
Proceeds from issuance of common shares - net	314	733

Investing activities
Acquisition of property, plant and equipment	(42)	(12)
Expenditures on mineral properties and related deferred costs - net	(260)	(488)
	(302)	(500)

Increase (decrease) in cash and cash equivalents during the period	(5,279)	115

Cash and cash equivalents - Beginning of the period	20,387	422

Cash and cash equivalents - End of the period	15,108	537

Q U A R T E R L Y    R E P O R T

N O V A G O L D   R E S O U R C E S   I N C.

NOTES TO CONSOLIDATED STATEMENT - UNAUDITED

1. BASIS OF PRESENTATION

These unaudited consolidated financial statements include the accounts of NovaGold Resources Inc. and its wholly-owned subsidiaries, NovaGold Resources (Bermuda) Limited, NovaGold (Bermuda) Alaska Limited, Alaska Gold Company, NovaGold Resources Alaska, Inc., Pine Cove Resources Inc., Murray Brook Resources Inc., NovaGold Resources Nevada Inc., NovaGold Finance Corporation Inc., and Nova-Venez Resources Inc..

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim period reporting. The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company’s 2002 Annual Report and have been consistently followed in the preparation of these financial statements. These financial statements should be read in conjunction with the 2002 Annual Report.

In the opinion of management, the unaudited consolidated financial statements present fairly the Company’s financial position as of February 28, 2003, the results of its operations and its cash flows for the three months ended February 28, 2003. The results of operations and cash flows are not necessarily indicative of the future results of operations or cash flows.

2. MINERAL PROPERTIES AND RELATED DEFERRED COSTS

For the three months ended February 28, 2003:			in thousands of Canadian dollars

	Balance			Balance
	November 30,			February 28,
	2002	Expenditures	Recovery	2003
	$	$	$	$

Alaska, USA
Donlin Creek	17,384	13	-	17,397
Shotgun	4,260	14	-	4,274
Rock Creek	3,142	124	-	3,266
North Donlin	84	-	-	84
Nome Gold Project	55	87	-	142

Yukon, Canada
Harlan	689	-	-	689
McQuesten	902	22	-	924
Sprogge	795	-	-	795
Klondike	92	-	-	92

	27,403	260	-	27,663

Q U A R T E R L Y    R E P O R T

N O V A G O L D   R E S O U R C E S   I N C.

NOTES TO CONSOLIDATED STATEMENT - UNAUDITED

a)

Donlin Creek, Alaska

On July 14, 2001, the Company signed an Agreement with Placer Dome U.S. Inc. (Placer Dome) to acquire a 70% interest in the Donlin Creek gold deposit located in Southwestern Alaska.

i)
Under the terms of the Agreement, the Company could earn a 70% interest in the project, by expending at least US$10 million over a ten-year period from the date of the Agreement. On November 13, 2002, the Company completed the required expenditures and earned a 70% interest in the Donlin Creek gold deposit and a joint venture between the Company and Placer Dome was effectively established as of that date. The project is subject to underlying surface and sub-surface leases. Under the sub-surface lease, the lessor, the Calista Corporation, has a net smelter royalty of 1.5%, increasing to 4.5% after the earlier of pay-back or five years of production, subject to certain annual advance minimum royalties. Calista Corporation also has a one-time right to elect within 90 days of delivery of a bankable feasibility study, to acquire a 5% to 15% participating interest in the project by reimbursing its elected share of capitalized costs spent on the project to that date by the Company and Placer Dome.

ii)

On February 10, 2003, Placer Dome elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending three times the Company’s expenditures to November 13, 2002 toward project development (a total of approximately US$30 million), completing a project feasibility study, and making a positive decision to construct a mine at Donlin Creek to produce not less than 600,000 ounces of gold per year, all before November 14, 2007.

Under this option Placer Dome will not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions are met before November 14, 2007. The Company is not required to contribute any additional funding until Placer Dome completes the US$30 million expenditure and at the Company’s election, Placer Dome is required to assist the Company with financing for the Company’s share of construction costs.

b)

Rock Creek, Alaska

As part of its acquisition of Alaska Gold Company (Alaska Gold), the Company acquired a 100% interest in patented mineral claims surrounding the city of Nome, Alaska. By agreement dated July 13, 1999 and superseded by agreement dated March 13, 2002, the Company increased its land position by entering into a five-year option with Golden Glacier Inc. to acquire its sublease with the Bering Straits Native Corporation. The agreement calls for annual property payments ranging from US$0.02 million to US$0.03 million and annual work commitments ranging from US$0.05 million to US$0.15 million. This land package contains two known areas of interest - Rock Creek and part of the Nome Gold Project.

The Company entered into an agreement dated June 1, 2002 with TNR whereby TNR could earn a minority interest in the Rock Creek project. Subsequent to February 28, 2003 TNR has elected to terminate its option to earn any interest in the Rock Creek project.

c)	Other Mineral Properties See Note 5 of the audited financial statements in the 2002 Annual Report.

Q U A R T E R L Y    R E P O R T

N O V A G O L D   R E S O U R C E S   I N C.

NOTES TO CONSOLIDATED STATEMENT - UNAUDITED

3. CAPITAL STOCK

Authorized
100,000,000 common shares without nominal or par value
10,000,000 preferred shares issuable in one or more series	in thousands of Canadian dollars

	Number of	Value
Issuance of common stock	Shares	$

Balance at November 30, 2001	29,966,682	74,394
Issued in 2002
For cash pursuant to private placements	8,253,040	31,551
For cash and to finance the conversion of convertible royalty	319,543	1,192
For cash pursuant to option agreements	2,220,300	1,955
For cash pursuant to warranty agreements	1,695,250	2,036
In settlement of commitments	40,000	6
Release of common stock pledged as loan security	-	270

Balance at November 30, 2002	42,494,815	111,404
Issued in the period
For cash pursuant to option agreements	105,000	314

Balance at February 28, 2003	42,599,815	111,718

a)	Share purchase warrants A summary of the Company’s share purchase warrants for the three months ended February 28, 2003 and for the year ended November 30, 2002 is presented below:

	Three months ended		Year ended
	February 28		November 30, 2002

		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$

Balance outstanding -
Beginning of period	4,271,922	5.23	1,692,750	1.20
Granted	-	-	4,274,422	5.23
Exercised	-	-	(1,695,250)	1.20

Balance outstanding -
End of period	4,271,922	5.23	4,271,922	5.23

Q U A R T E R L Y    R E P O R T

N O V A G O L D   R E S O U R C E S   I N C.

NOTES TO CONSOLIDATED STATEMENT - UNAUDITED

Share purchase warrants outstanding at February 28, 2003:

				Weighted
			Weighted	average
		Warrants	average	remaining
		outstanding	exercise price	contractual
		& exercisable	$	life (years)
	Range of Price
	$1.51 to $ 4.50	2,645,000	4.50	0.64
	$5.51 to $ 6.50	1,626,922	6.42	1.06
		4,271,922	5.23	0.80

b)

Stock options

The Company has a stock option plan providing for the issuance of up to 6,500,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a ten-year period from the date of grant.

No compensation expense has been recognized in the financial statements.

A summary of the Company’s stock option plan at February 28, 2003 and November 30, 2002, and changes during the periods ended on those dates, is as follows:

	Three months ended			Year ended
		February 28	November 30, 2002

		Weighted		Weighted
		average		average
	Numbers	exercise price	Numbers	exercise price
		$		$

Balance - Beginning of period	3,300,000	2.16	3,762,800	0.80
Granted during the period	100,000	4.62	1,870,000	3.37
Exercised during the period	(105,000)	2.99	(2,220,300)	0.88
Expired during the period	-	-	(112,500)	1.64

Balance outstanding - End of the period	3,295,000	2.21	3,300,000	2.16

Q U A R T E R L Y    R E P O R T

N O V A G O L D   R E S O U R C E S   I N C.

NOTES TO CONSOLIDATED STATEMENT - UNAUDITED

The following table summarizes information about the stock options outstanding and exercisable at February 28, 2003:

		Weighted
		average	Weighted
	Number	remaining	average
	outstanding	contractual	exercise price
Range of Price	& exercisable	life (years)	$
$0.11 to $ 0.99	875,000	8.03	0.71
$1.00 to $ 2.00	1,230,000	6.47	1.37
$3.00 to $ 4.00	265,000	9.07	3.45
$4.01 to $ 5.00	925,000	8.56	4.38
	3,295,000	7.68	2.21

c)

Shares held by a subsidiary

At February 28, 2003 and November 30, 2002 a wholly owned subsidiary company held 9,396 of the common shares of the Company which are valued at $0.15 per share and which have been recorded as a reduction of the number of shares and the value of share capital outstanding at each balance sheet date.

Q U A R T E R L Y    R E P O R T

N O V A G O L D   R E S O U R C E S   I N C.

CORPORATE INFORMATION

OFFICERS

Rick Van Nieuwenhuyse, M.Sc.
President & CEO

R.J. (Don) MacDonald, C.A.
Senior Vice President & CFO

Greg S. Johnson, B.Sc. Honors
Vice President, Corporate Development

Phil St. George, B.Sc.
Vice President, Exploration

BANKERS

The Toronto Dominion Bank

AUDITORS

PricewaterhouseCoopers LLP
Vancouver, British Columbia

LEGAL COUNSEL

Patterson Palmer
Halifax, Nova Scotia

DIRECTORS

George Brack
North Vancouver, British Columbia

Gerald McConnell
Kings County, Nova Scotia

Cole McFarland
Fallbrook, California

Clynton Nauman
Blaine, Washington

Rick Van Nieuwenhuyse
Los Gatos, California

STOCKLISTING

Toronto Stock Exchange
(Trading Symbol: NRI)

REGISTRAR AND TRANSFER AGENT

ComputerShare Trust Company
Halifax, Nova Scotia

HEADQUARTERS

Suite 3454, Four Bentall Centre
1055 Dunsmuir Street
P.O. Box 49215
Vancouver, British Columbia V7X 1K8
Tel: (604) 669-6227
Fax: (604) 669-6272
Toll Free Tel: 1 (866) 669-6227
info@novagold.net
Website: http://www.novagold.net

NOME OPERATIONS

P.O. Box 640
Nome, Alaska 99762-0640
Mitch Erickson
Lands and Operations Manager
Tel: (907) 443-5272
Fax: (907) 443-5274
mitch.erickson@novagold.net

Q U A R T E R L Y    R E P O R T